UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35780 / November 14, 2025

In the Matter of:

Rand Capital Corporation
Callodine Specialty Income Fund
Rand Capital Management, LLC
Callodine Capital Management, LP
Callodine Credit Management, LLC
Thorofare, LLC
Rand Capital Sub LLC
and certain of their affiliated entities as described in Schedule A to the application

Two International Place, Suite 1830
Boston, MA 02110

812-15815

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Rand Capital Corporation, et al. filed an application on May 28, 2025 and an amendment to the
application on September 4, 2025, requesting an order under sections 17(d) and 57(i) of the
Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit
certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule
17d-1 under the Act. The order would permit certain registered closed-end management
investment companies and business development companies (collectively, the "Regulated
Funds") to co-invest in portfolio companies with each other and with certain affiliated
investment entities.

On September 15, 2025, a notice of the filing of the application was issued (Investment
Company Act Release No. 35748). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Rand Capital Corporation, <u>et al</u>. (File No. 812-15815) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.